Exhibit 99.1

Ballard Signs Agreement to Divest Non-Core Power Manager Business

  Deal valued at up to $16 million
  Ballard retains certain fuel cell assets related to unmanned vehicle applications

VANCOUVER and SOUTHBOROUGH, MA, Aug. 31, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it has entered into a definitive agreement to divest certain non-core assets of its subsidiary, Protonex, related to the Power Manager business to Revision Military Ltd. (www.revisionmilitary.com), a private U.S.-based company, for up to $16.0 million in cash. Ballard will retain certain assets related to fuel cell propulsion systems for military and commercial unmanned vehicles.

Terms of the transaction include upfront consideration of $4.75 million to Ballard – payable in cash and note – subject to a customary working capital adjustment, and up to a further $11.25 million, based on achievement of specific sales objectives during a 12-month earn-out period. The transaction is expected to close within the next 60 days, subject to customary closing conditions.

Randy MacEwen, Ballard President and CEO said, "This divestiture is consistent with our strategy of continuous portfolio optimization. We decided to divest Protonex assets that are no longer aligned with Ballard's strategic fuel cell focus, while retaining assets related to the unmanned vehicle market, under the Ballard brand. The divestiture reduces complexity while adding fuel for us to invest in our core fuel cell business."

Mr. MacEwen continued, "We originally acquired Protonex to provide strategic diversification and to engage the U.S. military complex as a potential customer for portable fuel cell products. With the developing value proposition and attractive market opportunities for fuel cell electric vehicles or FCEVs in Heavy- and Medium-Duty Motive markets, including bus, truck, rail, marine and other applications, we are divesting the Power Manager business to focus on core fuel cell market opportunities. The Power Manager business is a good long-term business that better complements the Revision strategy."

Jonathan Blanshay, CEO of Revision Military commented, "Revision is in the business of developing and supplying leading-edge protective equipment, along with innovations in power management and integrated systems, for mission critical military and tactical use. We are confident that our corporate platform, along with planned increases in U.S. defense spending and achievement of Milestone C, create a compelling growth opportunity for the Protonex Power Manager business."

In 2015 Ballard paid approximately $17.5 million in shares and cash to acquire Protonex, which included the Power Manager business, a Solid Oxide Fuel Cells business which was divested in January 2018, and the unmanned vehicle business.

For additional information regarding unmanned vehicles, please visit http://www.ballard.com/markets/uav.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in power and energy. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning future events or developments, anticipated product performance, customer benefits and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy  securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 18:31e 31-AUG-18